AB 3/3

KH 3/1

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH, D.C. 200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST AMERICAN SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

624 HARMON PLACE, SUITE 218
(No. and Street)

MINNEAPOLIS	MINNESOTA	55403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN D. MATHEWS — 612-486-5890
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

11016821

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

AB 3/3

OATH OR AFFIRMATION

I, JOAN D. MATHEWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or FIRST AMERICAN SECURITIES, INC., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE THERESA MOORE
Notary Public
State of Minnesota
My Commission Expires
January 31, 2015

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2010 and 2009

FIRST AMERICAN SECURITIES, INC.

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of First American Securities, Inc. (a wholly-owned subsidiary of Mathews Financial, LLC) as of December 31, 2010 and 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 17, 2011

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
Current assets		
Cash and cash equivalents	$ 13,994	$ 8,495
Clearing deposit	9,015	9,015
Commission receivable	9,075	-
Prepaid expenses	7,069	9,742
Deferred tax asset	-	1,441
Total current assets	39,153	28,693
Equipment, net	1,061	2,183
Total assets	$ 40,214	$ 30,876

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current liabilities		
Accounts payable	$ 1,679	$ 333
Commissions payable	5,445	-
Total current liabilities	7,124	333
Stockholder's equity		
Common stock, voting, $.01 par value per share; 5,000,000 shares authorized, 464,000 issued and outstanding	4,640	4,640
Common stock, non-voting, $.01 par value per share; 5,000,000 shares authorized, 40,000 shares issued and outstanding	400	400
Additional paid-in capital	164,951	164,951
Accumulated deficit	(136,901)	(139,448)
	33,090	30,543
Total liabilities and stockholder's equity	$ 40,214	$ 30,876

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions and fees	$ 222,576	$ 199,750
Interest income	2,616	2,729
Total revenues	225,192	202,479
Expenses:		
Clearing fees	55,280	54,473
Sales commissions	96,785	85,116
Other operating expenses	69,079	63,788
Total expenses	221,144	203,377
Income before income taxes	4,048	(898)
Income tax benefit (provision for income taxes)	(1,501)	(274)
Net income (loss)	$ 2,547	$ (1,172)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock		Additional		
	Voting	Non-Voting	Paid-in Capital	Accumulated Deficit	Total
Balances, December 31, 2008	$ 4,640	$ 400	164,951	(138,276)	31,715
Net income (loss)				(1,172)	(1,172)
Balances, December 31, 2009	$ 4,640	$ 400	$ 164,951	$ (139,448)	$ 30,543
Net income (loss)				2,547	2,547
Balance, December 31, 2010	$ 4,640	$ 400	$ 164,951	$ (136,901)	$ 33,090

The accompanying notes are an integral part of these financial statements

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 2,547	$ (1,172)
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	1,123	1,429
Changes in operating assets and liabilities		
Commissions receivables	(9,075)	1,365
Prepaid expenses	2,673	348
Deferred tax asset	1,441	274
Accounts payable	1,346	(997)
Commissions payables	5,444	-
Net cash provided in operating activities	5,499	1,247
Net (decrease) increase in cash and cash equivalents	5,499	1,247
Cash and cash equivalents at beginning of period	8,495	7,248
Cash and cash equivalents at end of period	$ 13,994	$ 8,495

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First American Securities, Inc. ("the Company") is a securities broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated on November 10, 1993 and approved for FINRA membership (formerly known as the NASD) on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

Equipment

Equipment is stated at cost and depreciated over estimated useful lives of 5 years using accelerated methods. Accumulated depreciation was $13,242 and $10,692 at December 31, 2010 and 2009, respectively. The Company recorded depreciation expense of $1,123 and $1,429 for the years ended December 31, 2010 and 2009, respectively.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Revenue Recognition

Securities transactions and related commission income and expenses are recorded on a trade-date basis. The Company's revenues derived from private placements are recognized at the time of the placement's closing.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Note 1 – Summary of Significant Accounting Policies (cont)

Recent accounting pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification and a new Hierarchy of Generally Accepted Accounting Principles which establishes only two levels of U.S. Generally accepted accounting principles ("GAAP"): authoritative and non authoritative. The Codification is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statement sin conformity with GAAP, except for rules and interpretive releases of the SEC, which are additional sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines an numbering system prescribed by the Codification when referring to GAAP in the third quarter of 2009. The application of the Codification did not have an impact on the Company's financial statements; however, all references to authoritative accounting literature will now be references in accordance with the Codification.

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. The guidance also requires the disclosure of the date through which an entity has evaluated subsequent events and whether this date represents the date the financial statements were issued or were available to be issued. We adopted this guidance in 2009 with no significant impact of our financial statements or related footnotes.

Note 2 – Related Party Transactions

The Company pays its parent company management fees in conjunction with research and other general office assistance provided by the parent company. For the years ended December 31, 2010 and 2009, the Company paid management fees of $21,000 and $22,500, respectively.

Note 3 – Office Lease

The Company leases approximately 747 square feet of office space under the terms of an operating lease ("Lease") entered into on November 30, 2010. The Company pays a monthly minimum lease payment of $900. The Lease expires December 31, 2011. The Company is also responsible for all utility, janitorial, and maintenance costs of the leased space. The Lease provides the Lease may be replaced if the Company desires to occupy other space in the building. Future minimum lease payments for the year ending December 31, 2010 are estimated to be approximately $10,800. Total rent expense for the two years ended December 31, 2010 and 2009 was $10,800 and $10,800, respectively.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis. As of December 2010, the net capital ratio was .29 to 1 and net capital was $24,946, which exceeded the minimum requirement by $19,946. As of December 31, 2009, the net capital ratio was .02 to 1 and net capital was $17,177, which exceeded the minimum requirement by $12,177.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section 9k)(2)(II) of the Rule.

Note 5 – Income Taxes

A summary of deferred tax asset presented on the accompanying balance sheet is as follows:

	2010	2009
Deferred:		
Federal	$ -	$ (871)
State	-	(570)
	$ -	$ (1,441)
Total provision (benefit) for income taxes	$ -	$ (274)
Individual components of deferred taxes are as follows:		
Deferred tax asset arising from:		
Net operating loss carryforward	$ -	$ (1,441)
Total deferred asset	$ -	$ (1,441)

Note 6 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2011 through February 17, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

FIRST AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Computation of basic net capital requirements:		
Stockholder's equity		$ 33,090
Deductions and/or changes:		
Non-allowable assets:		
Prepaid expenses	7,069	
Equipment, net	1,061	
Clearing deposit account	14	
		8,144
Net capital		$ 24,946
Minimum net capital requirement		
6 2/3% of total aggregate indebtedness		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		$ 5,000
Excess net capital		$ 19,946
Net capital as reported in Company's Part IIA FOCUS report,		
From X-17A-5 (unaudited) as of December 31, 2010		$ 21,537
Depreciation expense		(1,123)
Income tax benefit		(1,501)
Commissions receivable		8,671
Commissions payable		(5,203)
Non-allowable asset, depreciation expense		1,123
Non -allowable asset reduction - deferred tax		1,442
Net capital per above		$ 24,946

FIRST AMERICAN SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 7,124
Aggregate indebtedness	$ 7,124
Ratio of aggregate indebtedness to net capital	.29 to 1

FIRST AMERICAN SECURITIES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Directors
First American Securities
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of First American Securities, Inc. as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohlar and Company, PA

Maitland, Florida
February 17, 2011